COOL TECHNOLOGIES, INC.

8875 Hidden River Parkway

Tampa, Florida 33637

November 14, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement on Form S-1 filed January 11, 2016
File No. 333-208933

Gentlemen and Ladies:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Cool Technologies, Inc., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (SEC File No. 333-208933) filed by the Company on January 11, 2016. The Registration Statement has not been declared effective by the Commission. No securities were sold pursuant to the Registration Statement.

The Company is seeking withdrawal of the Registration Statement because the holder of the securities has agreed with the Company that the Registration Statement should be withdrawn.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application has not been granted.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at (917)-656-1173, david@dlubinassociates.com, our legal counsel in connection with the Registration Statement.

Very truly yours, COOL TECHNOLOGIES, INC.

By:	/s/ Timothy Hassett
Name:	Timothy Hassett
Title:	Chairman and Chief Executive Officer